

13010548

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED

MAR 0 1 2013

SEC FILE NUMBER
8-35597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2012___ AND ENDING ___12/31/2012___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ___THE BOND HOUSE , INC___

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___5956 NW Highway 9___
                          (No. and Street)

___Parkville___   ___Missouri___   ___64152___
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Marco R. Listrom___   ___816-505-4455___
                                                    (Area Code - Telephone Number)

A. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Higdon & Hale, CPA's, P.C.___
                  (Name - if individual, state last, first, middle name)

___6310 Lamar Ave., Suite 110___   ___Overland Park___   ___Kansas___   ___66202___
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. (See Section 240.17A-5(3)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Marco R. Listrom_____, swear (or affirm) that,

to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining

to the firm of ___The Bond House, Inc._____, as of _

__December 31_____, 2012__, are true and correct. I further swear (or affirm) that neither

the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

LINDA K. JONES
Notary Public
State of Kansas
My Commission Expires _7-18-15_

This report ** contains (check all applicable boxes):
X   (a) Facing Page.
X   (b) Statement of Financial Condition.
X   (c) Statement of Income (Loss).
X   (d) Statement of Changes in Financial Condition.
X   (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X   (g) Computation of Net Capital.
X   (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X   (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
         Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-e.
☐   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with Respect to methods of
         consolidation.
X   (l) An Oath or Affirmation.
☐   (m) A copy of the SIPC Supplemental Report.
☐   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous
         audit.
X   (o) Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE BOND HOUSE, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

H&H

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

*Member of the American Institute of
Certified Public Accountants*

THE BOND HOUSE, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

CONTENTS

Page

FACING PAGE

INDEPENDENT AUDITOR'S REPORT

EXHIBITS:

A	Statement of Financial Condition	2
B	Statement of Income	3
C	Statement of Changes in Stockholders' Equity	4
D	Statement of Cash Flows	5

NOTES TO FINANCIAL STATEMENTS   6-7

SUPPLEMENTAL INFORMATION:

SCHEDULE I	8-9
SCHEDULE II	10
SCHEDULE III	11

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5   12-13

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION

6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
 and Stockholders of
The Bond House, Inc.

We have audited the accompanying statement of financial condition of **The Bond House, Inc.**
as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash
flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act
of 1934. These financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards
require that we plan and perform the audit to obtain reasonable assurance about whether the financial
statements are free of material misstatement. An audit includes examining, on a test basis, evidence
supporting the amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as evaluating the
overall financial statement presentation. We believe that our audit provides a reasonable basis for our
opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the
financial position of **The Bond House, Inc.** as of December 31, 2012, and the results of its operations
and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting
principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a
whole. The information contained in Schedules I, II, and III is presented for purposes of additional
analysis and is not a required part of the basic financial statements, but is supplemental information
required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected
to the auditing procedures applied in the examination of the basic financial statements and, in our opinion,
is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale
Certified Public Accountants
February 25, 2013

THE BOND HOUSE, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	472
Deposit with clearing broker		10,000
Total current assets		10,472
DEPRECIABLE ASSETS		
Furniture and equipment		6,544
Accumulated depreciation		(5,214)
Net depreciable assets		1,330
TOTAL ASSETS	$	11,802

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	307
Total current liabilities		307
STOCKHOLDERS' EQUITY		
Common stock, $1par value, 500,000 shares		
authorized, 50,100 shares issued		50,100
Preferred stock		25,000
Retained earnings		12,395
Treasury stock, at cost (50,000 shares)		(76,000)
Total stockholders' equity		11,495
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	11,802

The accompanying notes are an integral part of these financial statements

THE BOND HOUSE, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES		
Commissions	$	4,463
Interest income		17
Other income		1
Total revenues		4,481
COST OF SALE		1,307
GROSS MARGIN		3,174
EXPENSES		
Office rent		1,125
Regulatory registation and fees		2,472
Depreciation and amortization		341
Miscellaneous		6
Total expenses		3,944
INCOME BEFORE INCOME TAXES		(770)
PROVISION FOR INCOME TAXES		-
NET INCOME	$	(770)

The accompanying notes are an integral part of these financial statements

EXHIBIT C

THE BOND HOUSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Preferred Stock	Retained Earnings	Treasury Stock
BALANCE, BEGINNING OF YEAR	$ 50,100	$ 25,650	$ 13,165	$ (76,000)
Preferred stock redemption		(650)		
Net income (loss)	-	-	(770)	-
BALANCE, END OF YEAR	$ 50,100	$ 25,000	$ 12,395	$ (76,000)

The accompanying notes are an integral part of these financial statements

THE BOND HOUSE, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	(770)
Depreciation and amortization		341
Adjustments to reconcile net inconme to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in rental deposits		1,125
Increase (decrease) in accounts payable		307
Net cash provided by operating activities		1,003
CASH USED BY INVESTING ACTIVITIES:		-
CASH USED IN FINANCING ACTIVITIES:		
Redemption of preferred stock		(650)
Repayment of loan		(500)
Net cash provided by financing activities		(1,150)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(147)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		619
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	472

The accompanying notes are an integral part of these financial statements

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Nature of the Business*

The Company was incorporated in February 1986 and started business in May 1986. The Company operates as a fully disclosed broker dealer in the Kansas City, Missouri area. All customer accounts and securities are carried by a clearingbroker. Originally the Company operated under the name of First Guarantor Securities, Inc. During 2007 the name was changed to First Parkville Securities, Inc. and then during 2008 the name was changed to The Bond House, Inc., DBA The Bond House.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2012 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

B.   *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2012, the company did not have any cash equivalents.

Cash Paid – Interest and Taxes – The amount of cash paid for interest and taxes for the year ended December 31, 2012 are as follows:

Interest	$	--
Income taxes	$	--

C.   *Depreciable Assets*

Depreciable assets and leasehold improvements have been recorded at cost and depreciated/amortized over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Depreciation and amortization for the year ended December 31, 2012 was $341.

THE BOND HOUSE, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

NOTE 2   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2012, the Company had aggregate indebtedness of $307 and net capital of $10,165, which resulted in a ratio of .0302 to 1 and a ratio requirement of less than its minimum requirement of $5,000. Therefore, at December 31, 2012, based on its minimum requirement, the Company had excess net capital of $5,165.

NOTE 3   RELATED PARTY

The sole shareholder of the Company owns controlling interest in another broker-dealer, Valdés & Moreno, Inc. Their total revenues for 2012 were $518,609 with total assets of $410,796 and net equity of $194,287 at December 31, 2012.

NOTE 4   SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2013, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of: December 31, 2012
The Bond House, Inc.	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 11,495	3480
2.	Deduct Ownership equity not allowable for Net Capital	-	3490
3.	Total ownership equity qualified for Net Capital	11,495	3500
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	3520
	B. Other (deductions) or allowable credits (List)	-	3525
5.	Total capital and allowable subordinated liabilities	$ 11,495	3530
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) $ 1,330 [3540]		
	B. Secured demand note delinquency [3590]		
	C. Commodity futures contracts and spot commodities -- proprietary capital charges - [3600]		
	D. Other deductions and/or charges - [3610]	1,330	3620
7.	Other additions and/or allowable credits (List)	-	3630
8.	Net capital before haircuts on securities positions	$ 10,165	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. contractual securities commitments $ - [3660]		
	B. Subordinated securities borrowings [3670]		
	C. Trading and investment securities:		
	1. Exempted securities [3735]		
	2. Debt securities - [3733]		
	3. Options [3730]		
	4. Other securities - [3734]		
	D. Undue Concentration - [3650]		
	E. Other (List) - [3736]	-	3740
10.	Net Capital	$ 10,165	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31, 2012
The Bond House, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6 2/3% of line 18)	$ 20	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14.	Excess net capital (line 10 less 13)	$ 5,165	3770
15.	Excess net capital less greater of 10% of line 19 or 120% of line 12	˅22 $ 4,165	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 307	3790
17.	Add:				
	A. Drafts for immediate credit	˅21$ -	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	-	3830
19.	Total aggregate indebtedness			$ 307	3840
20.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 3.02%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)			% .00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ -	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	˅23$	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of:		
	A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

THE BOND HOUSE, INC.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2012

The Company is exempt from the reserve provisions of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.

SCHEDULE III

THE BOND HOUSE, INC.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

AS OF DECEMBER 31, 2012

The Company is exempt from the possession or control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year which it covers.



HIGDON & HALE

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
and Shareholders of
The Bond House, Inc.

In planning and performing our audit of the financial statements of **The Bond House, Inc.** for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do on express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities tat we consider to be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Higdon & Hale
Certified Public Accountants
February 25, 2013